FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CNPJ/MF No. 47.508.411/0001- 56

NIRE No.: 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 5, 2021

1.               DATE, TIME AND VENUE: On May 5, 2021, at 4 p.m (four o’clock), at the head office of Companhia Brasileira de Distribuição (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.142, Jardim Paulista, Zip Code 01402-001.

2. BOARD: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3. CALL NOTICE AND ATTENDANCE: Call notice held pursuant to the terms of paragraph one and two of article 15 of the Articles of Incorporation and articles 7 and 8 of the Internal Regulation of the Board of Directors. All members of the Company’s Board of Directors, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. Christophe Hidalgo, Mr. Eleazar de Carvalho Filho, Mr. Hervé Daudin, Mr. Luiz Augusto de Castro Neves, Mr. Rafael Russowsky and Mr. Renan Bergmann attended to the meeting.

4. AGENDA: To resolve on (i) the performance of the eighteenth (18th) issuance of unsecured, simple debentures, not convertible into shares, up to two series (“Debentures” and “Issuance”, respectively), for public distribution, with placement efforts, under the terms of Rule No. 476, of January 16, 2009, issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended (“CVM Rule No. 476”), authorized by item III, paragraph 1, article 1, of this rule (“Restricted Offering”), with the characteristics described below; and (ii) the delegation of powers to the Company’s Board of Executive Officers to undertake all acts and adopt all measures deemed necessary for the performance of the Issuance subject to the abovementioned resolution.

1

RESOLUTIONS: Upon opening the meeting, the Directors examined the items comprising the Agenda and took the following resolutions, without a dissenting vote and any exceptions:

5.1 Perform the eighteenth (18th) issuance of unsecured, simple debentures, not convertible into shares, up to two series, for public distribution, with restricted distribution efforts, under the terms of CVM Rule No. 476, with the following characteristics:

(i)	Total Amount of Issuance: R$1,500,000,000.00 (one billion and five hundred million reais), on the Issuance Date (as defined below) on a communicating vessels system, that is to say, the amount of Debentures of a series shall be deduced from the total amount of Debentures, therefore delimiting the amount of Debentures to be allocated to the other series ("Communicating Vessel System"), and the amount of Debentures to be allocated to each series will be defined pursuant to the Bookbuilding Procedure (as defined below);

(ii)	Issuance Date: For all legal purposes, the issuance date of the Debentures shall be of May 10, 2021 (“Issuance Date”);

(iii)	Number of Issuance: The Issuance compose the eighteenth (18th) issuance of debentures of the Company.

(iv)	Unit Par Value: The Debentures shall have unit par value of one thousand Brazilian reais (BRL1,000.00), at Issuance Date (“Unit Par Value”);

2

(v)	Number of Debentures: It shall be issued one million and five hundred thousand (1,500,000) Debentures (“Debentures”);

(vi)	Series: The Issuance shall be performed in up to two (2) series, considering that the Debentures of each one of the series of the Issuance shall be allocated in accordance with the Communicating Vessel System, subject to the following: (i) the sum of the Debentures of the first series ("First Series Debentures") and the Debentures of the second series ("Second Series Debentures" and, jointly with the First Series Debentures, the "Debentures") may not exceed the number of Debentures provided for below; and (ii) the existence of each of the series of the Issuance and the number of Debentures to be allocated in each of the series of the Issuance will be defined pursuant to the procedure for collection of investment intentions ("Bookbuilding Procedure");

(vii)	Type: The Debentures shall be unsecured, pursuant to the terms of article 58 of Law No. 6.404, as of December 15, 1976, as amended (“Brazilian Corporate Law”);

(viii)	Effective Period and Maturity Date: The maturity of the (i) First Series Debentures shall be five (5) years, from the Issuance Date, to expire on May 10, 2026 (“First Series Maturity Date”); and (ii) Debentures of Second Series shall be seven (7) years, from the Issuance Date, to expire on May 10, 2028 (“Maturity Date of Second Series” and, jointly with the First Series Maturity Date, “Maturity Date”), except in the event of Optional Early Redemption, Offering of Early Redemption, and Early Redemption of Debentures.

(ix)	Convertibility and Form: The registered, book-entry Debentures shall be issued without certificates or restrictions and shall not be convertible into shares issued by the Company;

3

(x)	Use of Proceeds: The funds raised through the Restricted Offering shall be used by the Company for working capital increase and/or extension of the debt profile.

(xi)	Payment:

First Series Payment: Without prejudice to the events of Optional Early Redemption, Offering of Early Redemption, Optional Amortization, and Early Redemption of Debentures, however the case may be, the balance of the Unit Par Value of the First Series Debentures shall be paid in two (2) annual and consecutive installments as from the fourth (4) year counted as from the Issuance Date, always on the 10th of May of each year, taking into consideration the first payment date on May 10, 2025 and the last payment date on the First Series Maturity Date (each one, the “First Series Payment Date”), according to the dates and percentages indicated below:

Installment	Repayment Date	Amortized Percentage of the Unit Par Value Balance
1st	May 10, 2025	50.0000%
2nd	Maturity Date of First Series	100.0000%

Second Series Payment: Without prejudice to the events of Optional Early Redemption, Offering of Early Redemption and Early Redemption of Debentures, however the case may be, the balance of the Unit Par Value of the Second Series Debentures shall be paid in two (2) annual and consecutive installments as from the sixth (6) year counted as from the Issuance Date, always on the 10th of May of each year, taking into consideration the first payment date on May 10, 2027 and the last payment date on the Second Series Maturity Date (each one, the “Second Series Payment Date” and, jointly with the First Series Payment Date, the “Payment Dates”, which, jointly with the Compensation Payment Date, the “Payment Date”), according to the dates and percentages indicated below:

4

Installment	Repayment Date	Amortized Percentage of the Unit Par Value Balance
1st	May 10, 2027.	50.0000%
2nd	Maturity Date of Second Series	100.0000%

(xii)	Compensation:

First Series Compensation: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the First Series Debentures shall not be subject to adjustment for inflation. As from the First Subscription and Full Payment Date of the First Series Debentures, the First Series Debentures shall be subject to a compensation corresponding to one hundred per cent (100%) of the accumulated variation of the daily average rates of the Interbank Deposits (DI), over extra group, based on two hundred and fifty-two (252) Business Days, daily calculated and disclosed by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available at B3’s website (http://www.b3.com.br) (“DI Rate”), plus, on an exponential basis, a spread of one point seventy percent (1.70%) per year, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or balance of the Unit Par Value of the First Series Debentures, however the case may be, and paid at the end of each capitalization period (“First Series Compensation”);

Second Series Compensation: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Second Series Debentures shall not be subject to adjustment for inflation. As from the First Subscription and Full Payment Date of the Second Series Debentures, the Second Series Debentures shall be subject to a compensation corresponding to one hundred per cent (100%) of the accumulated variation of the daily average rates of the DI Rate, exponentially increased surcharge (spread) of one point ninety-five percent (1.95%) per year, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or balance of the Unit Par Value of the Second Series Debentures, however the case may be, and paid at the end of each capitalization period (“First Series Compensation” and, jointly with the “Second Series Compensation”, the “Compensation”);

5

(xiii)	Adjustment for Inflation: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Debentures shall not be subject to adjustment for inflation;

(xiv)	Payment of Compensation:

Payment of First Series Compensation: The Compensation of the First Series Debentures shall be paid on a semiannual basis, on the 10th day of May and November of each year; the first payment of the Compensation of the First Series Debentures falling due on November 10, 2021 and the last installment falling due on the Maturity Date of the First Series Debentures, as indicated in the table below (“Payment Dates of the Compensation of the First Series Debentures”):

Number of Installment	Payment Dates of the Compensation of the First Series Debentures
1	November 10, 2021
2	May 10, 2022
3	November 10, 2022
4	May 10, 2023
5	November 10, 2023
6	May 10, 2024
7	November 10, 2024
8	May 10, 2025
9	November 10, 2025
10	Maturity Date of the First Series Debentures

6

Payment of Second Series Compensation: The Compensation of the Second Series Debentures shall be paid on a semiannual basis, on the 10th day of May and November of each year; the first payment of the Compensation of the Second Series Debentures falling due on November 10, 2021 and the last installment falling due on the Maturity Date of the Second Series Debentures, as indicated in the table below (“Payment Dates of the Compensation of the Second Series Debentures” and, in conjunction with the Payment Dates of the Compensation of the First Series Debentures, the “Compensation Payment Dates”):

Number of Installment	Payment Compensation Dates of the Second Series Debentures
1	November 10, 2021
2	May 10, 2022
3	November 10, 2022
4	May 10, 2023.
5	November 10, 2023
6	May 10, 2024
7	November 10, 2024
8	May 10, 2025
9	November 10, 2025
10	May 10, 2026
11	November 10, 2026
12	May 10, 2027
13	November 10, 2027
14	Maturity Date of the Second Series Debentures

7

(xv)	Plan of Distribution: The Debentures shall be subject to the Restricted Offering directed exclusively to professional investors, as defined in article 9º-A of CVM Rule No. 539, of November 13, 2013, as amended. Accordingly, the underwriters may contact, at most, seventy-five (75) professional investors, and the subscription or acquisition is authorized for at most fifty (50) professional investors, in conformity with article 3, of CVM Rule No. 476, provided that the investment funds and the administered securities portfolios, which investment decisions are undertaken by the same manager, shall be considered as a single investor for the purposes of the abovementioned limits;

(xvi)	Placement Program: The Restricted Offering shall be performed under firm placement guarantee system for the total Debentures, individually and not jointly among the bookrunners;

(xvii)	Deposit for Distribution, Trading and Electronic Custody: The Debentures shall be deposited for (a) distribution in the primary market through the Asset Distribution Module (MDA), administered and operated by B3 S.A. – Brasil, Bolsa, Balcão – Segment CETIP UTVM (“B3”); and (b) trading in the secondary market through CETIP21 – Securities, administered and operated by B3, which negotiations are subject to financial settlement, and the Debentures are under B3’s electronic custody;

(xviii)	Subscription Price: On the date of the first subscription and full payment (“First Subscription and Full Payment Date”), the full payment of the Debentures of the respective series shall be performed at the Unit Par Value. The other payments of the Debentures shall be performed by the Unit Par Value, plus the respective Compensation, calculated proportionally, from the First Subscription and Full Payment Date to the respective date of subscription and full payment. All subscriptions and payments shall be performed within the distribution period, as set forth in articles 7–A and 8 of CVM Rule No. 476;
8

(xix)	Payment Method: The Debentures paid, in the primary market, will be held according to the procedures adopted by B3, in cash, in Brazilian reais, on the subscription date, subject to one or more subscriptions and payments, which can be placed at a premium and discount, to be defined, however the case may be, on the subscription date, provided that all investors are subject to the same conditions, on each Payment Date;

(xx)	Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation;

(xxi)	Early Maturity: All obligations relating to the Debentures may be subject to early maturity by the fiduciary agent, upon occurrence of any of the event of early maturity to be described in detail in the Issuance Indenture;

(xxii)	Optional Early Redemption: The First Series Debentures may be redeemed in their entirety as of May 06, 2023 (inclusive) and/or the Second Series Debentures may be fully redeemed, as from May 06, 2025 (inclusive), at the Company’s discretion, upon issuance of the notice to all Debenture holders, with a copy to the Fiduciary Agent, or publication of the notice to the Debenture holders within ten (10) Business Days in advance from the event date (“Early Redemption” or “Optional Early Redemption”), informing: (i) the date of the Early Redemption, which must be a Business Day; and (ii) any other relevant information to the Debenture holders. The Early Redemption may be performed covering one or both Series, at the Company’s sole discretion. The Optional Early Redemption of the First Series Debentures and/or Second Series Debentures of the Company shall be accepted after the dates indicated above, upon payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus: (i) the Compensation of the respective Series, calculated proportionally, from the First Subscription and Full Payment Date or the last Compensation Payment Date, however the case may be, to the effective date of the Optional Early Redemption, as well as fines and interest in arrears, if any; and (ii) a premium of zero point forty percent (0.40%) per year, based on two hundred and fifty-two (252) Business Days, from the effective date of the Optional Early Redemption to the Maturity Date, on the Unit Par Value or the balance of the Unit Par Value, however the case may be, plus Compensation, calculated according to the formula to be agreed upon in the Issuance Indenture.
9

(xxiii)	Optional Extraordinary Amortization: The Company may, under the terms and conditions set forth below, at the Company’s sole discretion and regardless of the Debenture holders’ intention, perform the optional amortization of the Unit Par Value or the balance of the Unit Par Value of the First Series Debentures and/or the Second Series Debentures, however the case may be, upon payment of the installment of the Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Debentures, as from May 6, 2023 (inclusive) and/or the Second Series Debentures may be redeemed in their entirety as of May 6, 2025 ( inclusive) plus (i) the Compensation, calculated on a proportional basis since the First Subscription and Payment Date or from the last Remuneration Payment Date, as the case may be, to the date of the effective Optional Amortization, as well as a fine and default interest, if any and (ii) the premium corresponding to zero point forty percent (0.40%) p.a., based on two hundred and fifty-two (252) Business Days, from the optional amortization date to the respective Maturity Date, levied on the installment of the Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the Compensation (“Optional Amortization”). The Optional Amortization shall be limited to ninety-eight percent (98%) of the Unit Par Value of the First Series Debentures and/or the Second Series Debentures and shall solely take place upon notice directly submitted to the holders of the First Series Debentures and/or the Second Series Debentures, with a copy to the fiduciary agent or, in addition, through the publication of the notice directed to the Debenture holders to be widely disclosed under the terms set forth in the Issuance Indenture (“Optional Amortization Notice”), within at least five (5) Business Days from the effective date of the Optional Amortization (“Optional Repayment Date”), to be carried out in conformity with the B3’s procedures. The Optional Amortization Notice shall include: (a) the date, which shall be a Business Day, and the Optional Amortization procedure, under applicable legislation in force, as well as the terms and conditions set forth in the Issuance Indenture; (b) the information whether the Optional Amortization shall address one or both Series, at the Company’s exclusive discretion; (c) a reference to the installment of the Unit Par Value or the balance of the Unit Par Value, which shall be paid under the terms set forth in the Issuance Indenture; (d) the value of the Optional Amortization; and (e) the other information deemed relevant by the Company and necessary to the holders of the First Series Debentures and/or the Second Series Debentures;
10

(xxiv)	Optional Acquisition: The Company may, at any time, subject to the acceptance of the selling Debenture holder, acquire the Debentures, provided that in accordance with the provisions set forth in article 55, paragraph 3, of the Brazilian Corporate Law, articles 13 and 15 of CVM Rule No. 476, CVM Rule No. 620, of March 17, 2020 and applicable CVM regulation. The Debentures purchased by the Company may, at Company's discretion and in accordance with the regulation, be canceled, held in treasury or be placed on the market again. The Debentures purchased by the Company to be held in treasury pursuant to the terms of the Issuance Indenture, if and when restored to the market, shall be entitled to the same Compensation applicable to other outstanding Debentures.

(xxv)	Offering of Early Redemption: The Company may perform, at its exclusive discretion, at any time as from the Issuance Date, the offering of early redemption of the total First Series Debentures and/or Second Series Debentures (“Offering of Early Redemption”), which Offering of Early Redemption proposed by the Company shall be directed to all Debenture holders comprising the same Series, however, the Offering of Early Redemption may be directed exclusively to one of the Series or to both Series, at the Company’s sole discretion. The Offering of Early Redemption shall be directed to all Debenture holders of the First Series Debentures and/or Second Series Debentures, under the same conditions, for purposes of acceptance of the early redemption of the Debentures, in conformity with the terms and conditions set forth in the Issuance Indenture; and

11

(xxvi)	Charges in Arrears: In the event of delayed payment, by the Company, of any amount due to the Debenture holders, the overdue and unpaid debts shall, from the default date to the effective payment date, subject to, regardless of notice, judicial or extrajudicial notice, in addition to the Compensation: (i) traditional non-compensatory fine, not subject to reduction, of two percent (2%); and (ii) interest in arrears at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default resulted from third-party operational issues and such problem has been resolved within one (1) Business Day after the default date (“Charges in Arrears”).

5.2 Delegation of Authority to the Company’s Board of Executive Officers: Authorize the Company’s Board of Executive Officers and other legal representatives, on behalf of the Company, to (i) contract the financial institutions comprising the securities distribution system for the structuring and coordination of the Restricted Offering; (ii) contract the service providers for the Issuance, such as the fiduciary agent, Liquidator, Bookkeeper, legal counsel, among others; (iii) negotiate and define the specific terms and conditions of the Issuance and the Restricted Offering that were not approved at this Board of Directors’ Meeting; (iv) enter into all documents, including, but not limited to, the Issuance Indenture, the distribution agreement of the Debentures, as well as eventual amendments to such instruments; and (v) undertake all acts deemed necessary for the performance of the Issuance and the Restricted Offering. All acts relating to the Restricted Offering that have previously been undertaken by the Company’s Board of Executive Officers and other legal representatives shall be ratified.

12

6.       CLOSING: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, May 5, 2021 Presiding Board: Chairman – Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary – Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Arnaud Daniel Charles Walter Joachim Strasser, Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. Christophe Hidalgo, Mr. Eleazar de Carvalho Filho, Mr. Hervé Daudin, Mr. Luiz Augusto de Castro Neves, Mr. Rafael Russowsky and Mr. Renan Bergmann.

7. CERTIFICATE: This counterpart is a true copy of the original counterpart drafted in the Book of Minutes of the Company’s Board of Directors’ Meeting.

___________________________________ Aline Pacheco Pelucio Secretary

13

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 5, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.